UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2011

Commission File Number: 001-34479

CHINA REAL ESTATE INFORMATION CORPORATION
No. 383 Guangyan Road
Shanghai 200072
People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑           Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Real Estate Information Corporation
By:	/s/ Bin Laurence
	Name:	Bin Laurence
	Title:	Chief Financial Officer
Date: March 11, 2011

Exhibit Index

Exhibit 99.1 —	Press release

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